Exhibit 99.1

Pan American Silver drills highest grade intercept to date on the La Colorada Skarn project

VANCOUVER, BC, July 21, 2022 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today released results for 22 new infill and exploration drill holes totaling 18,071 metres that further demonstrate the size and quality of the mineralization at the Company's La Colorada Skarn project. Infill drill hole D-96-03-22, in the western portion of the deposit, contains an extensive zone of high grade silver and base metal sulphide mineralization with an intercept of 295.5 metres at 234 g/t Ag, 6.36% Pb and 5.72% Zn, including 97.0 metres at 654 g/t Ag, 15.35% Pb and 11.38% Zn.

"Drillhole D-96-03-22 returned the highest-grade intercept from the more than 200,000 metres drilled to date on the La Colorada Skarn project," said Christopher Emerson, Pan American's Vice President Business Development and Geology. "Further infill drilling will provide tighter spacing to help define this high-grade zone, while step out drilling targets extension of the footprint to the west where the mineralization is still open."

Pan American plans to provide an update to the mineral resource estimate for the La Colorada Skarn in the third quarter of 2022. The cut-off date for the resource update was April 30, 2022, hence the drill results disclosed today will not be included in the upcoming mineral resource update.

Plan of the La Colorada Skarn drill holes disclosed on July 21, 2022 (CNW Group/Pan American Silver Corp.)

Drill Highlights Include:

  D-96-03-22: 295.50 m at 234 g/t Ag, 0.09% Cu, 6.36% Pb and 5.72% Zn, including 97.00 m at 654 g/t Ag, 0.16% Cu, 15.35% Pb and 11.38% Zn
  D-96-04-22: 31.25 m at 216 g/t Ag, 0.05% Cu, 5.60% Pb and 4.82% Zn and 40.65 m at 99 g/t Ag, 0.03% Cu, 3.64% Pb and 4.50% Zn
  D-71-07-22: 188.50 m at 59 g/t Ag, 0.09% Cu, 3.14% Pb and 4.82% Zn, including 91.30 m at 70 g/t Ag, 0.13% Cu, 3.57% Pb and 5.86% Zn
  D-93-03-22: 117.65 m at 35 g/t Ag, 0.09% Cu, 2.75% Pb and 3.92% Zn
  D-93-04-22: 69.10 m at 48 g/t Ag, 0.06% Cu, 3.78% Pb and 4.83% Zn
  D-93-05-22:  188.70 m at 68 g/t Ag, 0.11% Cu, 4.66% Pb and 6.16% Zn, including 62.65 m at 77 g/t Ag, 0.13% Cu, 6.69% Pb and 7.58% Zn
  U-11-22: 67.70 m at 54 g/t Ag, 0.12% Cu, 3.69% Pb and 5.38% Zn
  U-18-22: 160.90 m at 82 g/t Ag, 0.16% Cu, 3.67% Pb and 6.30% Zn, including 104.60 m at 83 g/t Ag, 0.20% Cu, 5.14% Pb and 8.91% Zn and 124.20 m at 50 g/t Ag, 0.11% Cu, 2.04% Pb and 2.66% Zn, including 43.95 m at 70 g/t Ag, 0.18% Cu, 4.10% Pb and 5.05% Zn.

The drill results disclosed today have expanded the mineralized area of the Skarn deposit, as described in the following points:

  D-96-03-22 and D-96-04-22 both show high silver grades. Together with drill hole U-67-21, disclosed on November 10, 2021, which returned 114.6 metres at 133 g/t Ag, 3.60% Pb and 4.83% Zn and 16.5 metres at 228 g/t Ag, 3.36% Pb and 6.45% Zn, these holes support the interpretation of an east-west trending high grade silver zone between the Amolillo and NC2 veins that extends for at least 100 metres.
  Underground and surface drilling in the western portion of the Skarn from drill holes west of U-11-22 and S-93-21, respectively, have shown consistently wide intercepts and high grade mineralization.
  Infill drilling D-95-10/11/12–22 extending mineralization to the south of the central block showed multiple skarn and breccia style mineralization with widths up to 90 metres.
  D-71-07-22 drilled in the eastern block intercepted strong sulphide mineralization over 180 metres and further opens up exploration to the east and south.  D-62-06-22 and D-62-07-22 also provided continuity of the mineralization 150 metres to the east.

Summary of Drill Results

The following table provides the drill results for the La Colorada Skarn deposit for the second quarter of 2022.

Previous drill results not included in this table have been disclosed in Pan American's news releases, which are available, together with cross sections, plans and images of the skarn mineralized core, on our website at:

https://www.panamericansilver.com/operations/exploration/la-colorada-skarn/

Hole No.	From (m)	To (m)	Interval (m) (1)	Ag g/t	Cu %	Pb %	Zn %
D-62-06-22	1129.25	1156.60	27.35	44	0.04	2.67	6.19
And	1280.40	1322.80	42.40	101	0.29	2.01	2.63
And	1340.80	1363.85	23.05	52	0.10	2.79	4.32
D-62-07-22	1051.80	1062.60	10.80	117	0.01	2.97	4.31
And	1214.05	1232.30	18.25	95	0.04	2.93	7.79
And	1447.30	1506.05	58.75	47	0.11	1.45	3.76
D-66-06-22	1387.85	1462.80	74.95	44	0.09	1.12	4.22
Include	1416.95	1454.05	37.10	63	0.06	1.25	4.73
D-66-07-22	1046.85	1053.30	6.45	42	0.12	1.91	4.66
And	1070.50	1093.35	22.85	27	0.15	1.39	3.03
And	1540.95	1573.20	32.25	32	0.25	1.20	3.26
D-71-06-22(2)	1136.40	1172.35	35.95	26	0.01	2.00	3.76
And	1310.45	1335.55	25.10	20	0.12	0.28	4.58
D-71-07-22	1120.05	1143.15	23.10	57	0.05	1.36	2.63
And	1185.90	1374.40	188.50	59	0.09	3.14	4.82
Include	1264.95	1356.25	91.30	70	0.13	3.57	5.86
D-81-06-22	877.90	900.00	22.10	271	0.05	2.32	2.76
And	1289.65	1314.75	25.10	29	0.01	0.14	4.46
And	1341.05	1378.05	37.00	65	0.53	0.90	6.17
And	1397.75	1413.50	15.75	44	0.37	0.38	8.24
D-90-02-22	593.15	597.75	4.60	335	0.02	0.08	0.43
And	788.30	806.70	18.40	42	0.41	1.23	1.94
And	955.60	967.70	12.10	58	0.31	3.22	5.27
D-90-03-22	657.20	687.75	30.55	109	0.54	0.56	1.59
And	854.95	880.15	25.20	102	0.22	1.07	1.66
And	1065.20	1083.80	18.60	18	0.09	1.73	3.31
D-90-04-22	679.20	692.60	13.40	201	1.04	0.99	1.22
And	763.50	777.05	13.55	38	0.30	1.41	3.19
And	1086.10	1098.70	12.60	67	0.12	3.49	5.42
And	1208.15	1214.25	6.10	72	0.23	1.02	2.88
D-93-03-22	1056.10	1173.75	117.65	35	0.09	2.75	3.92
Include	1085.30	1120.00	34.70	48	0.13	3.97	6.48
D-93-04-22	825.35	838.30	12.95	46	0.31	0.67	2.70
And	1060.05	1129.15	69.10	48	0.06	3.78	4.83
D-93-05-22	1100.55	1289.25	188.70	68	0.11	4.66	6.16
Include	1110.70	1132.15	21.45	262	0.32	11.37	18.84
Include	1163.60	1226.25	62.65	77	0.13	6.69	7.58
D-95-10-22	1356.90	1409.15	52.25	28	0.11	2.21	3.53
And	1428.50	1517.90	89.40	27	0.18	1.72	3.43
D-95-11-22	1315.70	1322.45	6.75	42	0.16	1.59	1.90
And	1446.25	1457.75	11.50	19	0.05	1.32	2.40
D-95-12-22	772.25	786.05	13.80	38	0.33	0.44	2.42
And	1116.05	1121.95	5.90	44	0.11	3.77	5.17
And	1242.70	1249.35	6.65	98	0.27	3.10	4.13
And	1284.05	1321.90	37.85	25	0.17	1.50	2.38
And	1394.50	1403.80	9.30	25	0.19	1.56	4.38
D-96-03-22	1039.55	1060.75	21.20	18	0.03	1.26	2.63
And	1074.05	1095.30	21.25	38	0.06	3.59	4.79
And	1153.30	1448.80	295.50	234	0.09	6.36	5.72
Include	1194.80	1291.80	97.00	654	0.16	15.35	11.38
D-96-04-22	1077.45	1108.70	31.25	216	0.05	5.60	4.82
And	1160.30	1200.95	40.65	99	0.03	3.64	4.50
And	1268.40	1312.80	44.40	82	0.03	1.02	2.86
And	1343.90	1539.20	195.30	28	0.07	0.77	3.77
S-09-22	715.35	725.55	10.20	39	0.27	1.27	2.27
And	810.55	857.80	47.25	21	0.08	1.01	1.61
U-11-22	951.70	1019.40	67.70	54	0.12	3.69	5.38
Include	982.80	1011.80	29.00	77	0.16	4.36	7.10
U-18-22	458.05	618.95	160.90	82	0.16	3.67	6.30
Include	466.30	570.90	104.60	83	0.20	5.14	8.91
And	659.80	784.00	124.20	50	0.11	2.04	2.66
Include	707.30	751.25	43.95	70	0.18	4.10	5.05
U-23-22	125.85	129.75	3.90	527	0.13	1.80	5.39
And	887.60	919.65	32.05	69	0.05	1.05	3.50
(1) True widths of the mineralized intervals are unknown at this time.
(2) Partial results received.

La Colorada Skarn - Drill Hole Collar Information

Drill Hole ID	Type	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
D-62-06-22	Infill	5996.9	5753.7	2554.7	585.3	147.2	-79.0
D-62-07-22	Infill	5996.9	5753.7	2554.7	636.4	196.7	-86.8
D-66-06-22	Infill	5060.5	5509.3	2511.2	798.0	152.6	-67.8
D-66-07-22	Infill	5060.5	5509.3	2511.2	642.4	165.7	-63.1
D-71-06-22	Infill	6004.3	5588.6	2529.3	688.0	304.3	-79.7
D-71-07-22	Infill	6004.3	5588.6	2529.3	505.0	136.5	-78.3
D-81-06-22	Infill	5804.8	5770.1	2590.7	831.1	321.5	-86.7
D-90-02-22	Exploration	5538.7	5004.4	2532.2	811.7	14.0	-81.9
D-90-03-22	Exploration	5538.7	5004.4	2532.2	1095.4	180.2	-75.1
D-90-04-22	Exploration	5538.7	5004.4	2532.2	940.9	35.2	-81.0
D-93-03-22	Infill	4926.3	5166.1	2469.7	682.6	259.5	-64.3
D-93-04-22	Infill	4926.3	5166.1	2469.7	626.0	231.1	-60.4
D-93-05-22	Infill	4926.3	5166.1	2469.7	614.4	292.7	-68.2
D-95-10-22	Infill	5403.1	5126.1	2549.6	718.6	343.1	-74.7
D-95-11-22	Infill	5403.1	5126.1	2549.6	734.5	158.1	-82.8
D-95-12-22	Infill	5403.1	5126.1	2549.6	753.5	335.3	-74.0
D-96-03-22	Infill	4654.7	5286.4	2506.4	725.5	87.8	-69.5
D-96-04-22	Infill	4654.7	5286.4	2506.4	791.4	54.4	-76.5
S-09-22	Exploration	5490.2	4962.7	2517.2	1528.7	177.5	-85.1
U-11-22	Infill	4495.7	5329.2	2070.0	1074.2	143.7	-74.8
U-18-22	Exploration	4845.5	5324.1	1995.3	1200.1	359.6	-78.1
U-23-22	Infill	4495.8	5329.5	2070.0	1087.4	130.0	-77.8
				Total Metres	18,071.0

General Notes with Respect to Technical Information

Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by ALS Global, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper. Samples sent to ALS Global were prepared in Zacatecas, Mexico laboratory and sent to Vancouver B.C. Laboratory for assay.  Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to ALS Global demonstrate acceptable accuracy and precision.  The Qualified Persons are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. ALS Global is independent from Pan American.

Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. No mineral reserves have yet been estimated for the Skarn deposit.

See the Company's Annual Information Form dated February 23, 2022, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (''NI 43-101'').

Pan American Silver Corp. is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.

About Pan American Silver

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

Learn more at panamericansilver.com.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the timing for, amount of, and anticipated results of, any exploration or development programs with respect to the Company's La Colorada Skarn project, including the potential for further definition or expansion of the mineral resource in the future;  the timing of any update to the mineral resource estimate and the results of any such update; and the potential generation of minerals, if any, and the quality thereof.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine and related exploration projects are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the COVID-19 virus and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); risks relating to inflation and the global economic environment; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of Mineral Reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors

This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''measured resources'', ''indicated resources'', and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and mineral reserves reported by the Company in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

View original content to download multimedia:https://www.prnewswire.com/news-releases/pan-american-silver-drills-highest-grade-intercept-to-date-on-the-la-colorada-skarn-project-301590692.html

SOURCE Pan American Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2022/21/c4559.html

%CIK: 0000771992

For further information: Siren Fisekci, VP, Investor Relations & Corporate Communications, Ph: 604-806-3191, Email: ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 06:00e 21-JUL-22